Intertape Polymer Group Inc. -
3647 Cortez Road West, Bradenton, Florida, U.S.A. 34210 -
Tel: (941) 727-5788 - Fax: (941) 727-5293



[LOGO - intertape polymer group(TM)]

                                    Form 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

           Intertape Polymer Group Inc. 2001 Second Quarterly Report

                          Intertape Polymer Group Inc.

          110E Montee de Liesse, St. Laurent, Quebec, Canada, H4T 1N4

       (Indicate by check mark whether the registrant files or will file quarterly reports under cover Form 20-F or Form 40-F

              Form 20-F   (X)                     Form 40-F    ( )

  (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes   ( )                     No    (X)

 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                   SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Intertape Polymer Group Inc.

August 29, 2001                  By: /s/ Angela Massaro-Fain
                                 -----------------------------------
                                 Angela Massaro-Fain
                                 Advertising and Investor Relations Manager
                                 Intertape Polymer Group Inc.

2001

              SECOND
              QUARTERLY
              REPORT


              Intertape
              Polymer
              Group Inc.




              [LOGO] INTERTAPE POLYMER GROUP(TM)

SECOND QUARTERLY REPORT                                    SAFE HARBOR STATEMENT

The business, financial condition, results of operations, cash flows and prospects, and the prevailing market price and performance of the Company's common stock, may be adversely affected by a number of factors, including the matters discussed below. Certain statements and information set forth in this Quarterly Report as well as other written or oral statements made from time to time by the Company or by our authorized executive officers on our behalf, constitute "forward-looking statements" within the meaning of the United States Federal Private Securities Litigation Reform Act of 1995. The Company intends for its forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the United States Federal Private Securities Litigation Reform Act of 1995, and it sets forth this statement and these risk factors in order to comply with such safe harbor provisions. The reader should note that the Company's forward-looking statements speak only as of the date of this Quarterly Report or when made and IPG undertakes no duty or obligation to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise. Although Management believes that the expectations, plans, intentions and projections reflected in its forward-looking statements are reasonable, such statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. The risk, uncertainties and other factors that IPG's stockholders and prospective investors should consider include, but are not limited to, the following: the packaging industry is cyclical and is sensitive to changing economic conditions; the Company is in the midst of an industry and general economic slowdown that could materially adversely impact the Company's financing business; risks associated with pricing, volume and continued strength of markets where the Company's products are sold; the Company's ability to successfully integrate the operations and information systems of acquired companies with its existing operations, and information system, including risks and uncertainties relating to its ability to achieve projected earnings estimates, achieve administrative and operating cost savings and anticipated synergies; and the effect of competition on the Company's ability to maintain margins on existing or acquired operations.

[LOGO] INTERTAPE POLYMER GROUP(TM)

SECOND QUARTERLY REPORT 2001                  MANAGEMENT'S DISCUSSION & ANALYSIS

REVIEW OF OPERATIONS

SALES

Net sales declined 15.6% or $26.0 million for the three month period ended June 30th 2001 as compared to the same period in 2000; and 10.9% or $36.5 million for the comparable six month periods. Approximately one-half of the second quarter sales decline was experienced during April. Commencing with the fourth quarter of 2000, the Company began to see a decline in orders for all its markets. This slowdown has been confirmed by both the Company's suppliers and its major customers. Since May, the Company has been maintaining an order rate that would imply that the economy has perhaps leveled off. In addition, the strength of the US$ has made the commodity side of export markets unattractive and consequently, Management decided to withdraw from some of these markets. While revenue derived during both the three months and six months ended June 2001 include those of United Tape (UTC), these revenues are offset by both the loss of sales to a competitor in the retail market as well as sales to UTC which are no longer considered as third party sales. Prior to the acquisition of UTC, the Company sold to UTC as one of its retail distribution customers.

Management is of the opinion that revenue for the year should be approximately 7% to 9% lower than that of 2000. The economy continues to be unpredictable. However, the Company has implemented various programs to increase market share. One of these is the Regional Distribution Center (RDC) strategy. As at June 30th, all five RDCs are operational and order fulfillment rates have increased throughout the product line. The RDCs will provide a significant value added to IPG. Combined with the most diverse offering of packaging products and a wide variety of new products, the RDCs should bring about an increase in volume in North America.


GROSS PROFIT AND GROSS MARGINS

Gross margins declined 3.8% to 20.5% for the quarter ended June 30, 2001 and declined 0.9% for the six month period. Value added (the difference between the cost of a pound of raw material as compared to the selling price of a pound of product) have remained steady for the quarter and six months. The decline in revenue experienced during the second quarter negatively impacted the Company's ability to maintain gross margins and gross profit. During January 2001, Management announced cost reduction programs of approximately $12.0 million which was followed up with a further reduction of approximately $9.0 million. Management believes it generally requires three fiscal quarters to realize the full benefit of these reductions. As a result, the second quarter gross profit and margins were marginally improved by the January announced cuts. Management believes that the first quarter of 2002 will be the first quarter that the full effect of all cost reductions will be realized.


SELLING, GENERAL AND ADMINISTRATION EXPENSES

Selling, general and administration (SG&A) costs were $18.1 million for the second quarter of 2001 as compared to $17.9 million for the same period last year; and were $39.3 million and $37.9 million for the six month period 2001 and 2000 respectively. SG&A for 2001 include those of UTC which was acquired during the third quarter of 2000. The SG&A costs of UTC are approximately $2.0 million per quarter.


OPERATING PROFITS

For the second quarter, operating profits were $10.9 million or 7.7% of sales as compared to $22.8 million or 13.6% for the same quarter last year. The six month comparisons are $28.5 million and 9.4% compared to $41.0 million and 12.1%. The decline in operating profits is as a direct result of the decline in sales.


EARNINGS BEFORE INTEREST, TAXES AND DEPRECIATION AND
AMORTIZATION COSTS (EBITDA).

Adjusted for the effect of non recurring items as highlighted in the Consolidated Earnings Statement, EBITDA for the second quarter of 2001 was $16.3 million as compared to $27.5 million for the same period last year; and were $39.2 million and $55.8 million for the comparable six month periods. The decline in EBITDA is as a direct result of lower sales volume.

                                              [LOGO] INTERTAPE POLYMER GROUP(TM)

2001 SECOND QUARTERLY REPORT                  MANAGEMENT'S DISCUSSION & ANALYSIS

EARNINGS

Earnings before income taxes and non-recurring items were $0.2 million for the second quarter of 2001 as compared to $13.2 million for the same period last year; and were $6.5 million and $22.6 million for the comparable six month periods. The decline in earnings was mostly the result of the effect of lower sales volume; an increase in amortization of goodwill costs related to the acquisition of UTC, and an increase in financial costs both related to the addition debt to acquire the assets of UTC as well as an increase in interest rate spreads.


EARNINGS PER SHARE (EPS) - CANADIAN GAAP

For the second quarter of 2001, basic and fully diluted EPS were a loss of $0.10 as compared to $0.34 for the same period last year; and were $0.05 for the six months ended June 2001 as compared to $0.72 last year. After taking into account the various non recurring items, the second quarter results for both basic and fully diluted EPS are $0.00 for 2001 as compared to $0.34 last year; and $0.17 for the six months ended June 2001 as compared to $0.72 for the same period last year.



LIQUIDITY AND CAPITAL RESOURCES

CHANGES IN CASH FLOW
SECOND QUARTER 2001 COMPARED TO 2000

Cash from operations before the funding of changes in working capital was $5.6 million for 2001 as compared to $19.8 million last year. Working capital contributed an additional $9.3 million for 2001 as compared to a consumption of ($18.4 million) last year. This is a change in working capital of $27.7 million when comparing the two quarters. An overall increase in account payables and accrued liabilities contributed $29.3 of this change. Inventory reductions contributed a further $5.1 million. This strong increase in funds from working capital was partially eroded by an increase in accounts receivables of $6.2 million and an increase in prepaid costs of $0.5 million.


SIX MONTHS ENDED JUNE 2001 COMPARED TO 2000

Cash from operations before the funding of changes in working capital was $18.0 million for 2001 as compared to $42.7 million last year. Working capital contributed an additional $10.0 million for 2001 as compared to a consumption ($36.5 million) last year. This is a change in working capital of $46.5 million when comparing the two six month periods. An overall increase in account payables and accrued liabilities contributed $23.3 of this change and a decrease in accounts receivables contributed $19.5 million. Inventory reductions contributed a further $2.9 million. Finally, there was an increase in prepaid costs of $0.8 million.

The net inventory reduction of $5.1 million was accomplished by a decrease in raw material level of $8.1 million less an increase in finished goods on $3.0 million. The increase in finished goods was required to stock the new RDC's during the period. Management anticipates that finished goods will be reduced by approximately $10.0 by the end of the year and that raw material inventory should see a further reduction of $2.0 million.


CAPITAL EXPENDITURES

Capital expenditures were $5.5 million for the second quarter of 2001 and $17.7 million year to date as compared to $12.5 million for the second quarter of 2000 and $20.4 for the six months last year. The level of expenditures during the second quarter of 2001 reflects a planned slow down in capital spending. The Company has sufficient capacity and the current economy does not require that the Company further expand this capacity. The expenditures during the first half of 2001 were required to complete projects started in 2000 and new equipment to make certain facilities more productive and assist in overall efficiencies. Management anticipates capital expenditures to be approximately $6.0 million for the balance of the year. During the second quarter of 2001, the Company sold and leased back an asset for $8.0 million.


OTHER FINANCING ACTIVITIES

During the second quarter, the Company repaid a Senior Unsecured Note in the amount of $8.0 million and reduced its overall bank borrowings by $8.8 million. This bank debt reduction was accomplished through the use of internally generated funds.

                                              [LOGO] INTERTAPE POLYMER GROUP(TM)

2001 SECOND QUARTERLY REPORT                  MANAGEMENT'S DISCUSSION & ANALYSIS

CREDIT FACILITIES

During July, the Company accepted a term sheet provided by the company's bankers. The term sheet provides for three facilities as follows: a $50.0 million revolving line of credit for a period of one year extendable annually at the option of the banks and, if not extended, converting to a one year term loan with a $50.0 million payment due at the expiration of the term; a $40.0 million term loan repayable over six quarters ending December 31st 2002; and a $60.0 million four year term loan with semi-annual payments commencing eighteen months after funding.

Proceeds of these three facilities will be used to repay all bank indebtedness outstanding at the time of closing of the facility which is anticipated to be approximately $121 million. Interest rates on the three facilities will initially be 395 bps over Libor, and will be adjusted downwards in the event certain financial thresholds are achieved. The Company currently pays 395 bps over Libor on most of its bank facilities. The first facility contemplates the issuance of security on receivables and inventory to a maximum of $50.0 million; the second and third facilities will provide that security issued thereunder be shared rateably between the holders of the Company's Senior Unsecured Notes and the Company's bankers. It is currently contemplated that such security will be in the form of a lien against all other assets of the Company. Until such closing, the Company's present facilities remain in place.



                                              [LOGO] INTERTAPE POLYMER GROUP(TM)

2001 SECOND QUARTERLY REPORT                               CONSOLIDATED EARNINGS
                                                           AND RETAINED EARNINGS
                                                  (Unaudited/Using Canadian GAAP

CONSOLIDATED EARNINGS
(In thousands of U.S. dollars; except per share amounts)

FOR THE PERIOD ENDED JUNE 30,                         THREE MONTHS              SIX MONTHS
-----------------------------                  -----------------------    ------------------------
                                                  2001         2000          2001          2000
                                               ----------   ----------    ----------    ----------
                                                    $            $             $             $

SALES                                             141,265      167,231       300,128       336,589
Cost of sales                                     112,249      126,513       232,339       257,630
                                               ----------   ----------    ----------    ----------
GROSS PROFIT                                       29,016       40,718        67,789        78,959
                                               ----------   ----------    ----------    ----------
                                                     20.5%        24.3%         22.6%         23.5%
                                               ----------   ----------    ----------    ----------
Selling, general and administrative
  expenses                                         18,090       17,891        39,258        37,923
Amortization of goodwill                            1,797        1,522         3,540         3,072
Research and development                            1,198        1,409         2,366         2,734
Financial expenses                                  7,736        6,652        16,172        12,647
                                               ----------   ----------    ----------    ----------
                                                   28,821       27,474        61,336        56,376
Severances                                          2,000           --         2,690            --
Start-up of Regional Distribution Centers           2,300           --         2,300            --
Gain on sale of interest in joint venture              --           --            --        (5,500)
                                               ----------   ----------    ----------    ----------
                                                   33,121       27,474        66,326        50,876
                                               ----------   ----------    ----------    ----------
Earnings (loss) before income taxes                (4,105)      13,244         1,463        28,083
Income taxes (recovery)                            (1,392)       3,707            --         7,862
                                               ----------   ----------    ----------    ----------
NET EARNINGS (LOSS) FOR THE PERIOD                 (2,713)       9,537         1,463        20,221
                                               ==========   ==========    ==========    ==========
EARNINGS (LOSS) PER SHARE
CDN GAAP -- Basic                                   (0.10)        0.34          0.05          0.72
CDN GAAP -- Diluted                                 (0.10)        0.33          0.05          0.70
                                               ----------   ----------    ----------    ----------
COMMON SHARES
Average number of shares outstanding
  CDN GAAP -- Basic                            28,199,535   28,297,621    28,109,576    28,294,756
  CDN GAAP -- Diluted                          27,304,725   28,716,590    28,363,604    28,785,865
                                               ----------   ----------    ----------    ----------

CONSOLIDATED RETAINED EARNINGS
(In thousands of U.S. dollars)

FOR THE PERIOD ENDED JUNE 30,                         THREE MONTHS              SIX MONTHS
-----------------------------                  -----------------------    ------------------------
                                                  2001         2000          2001          2000
                                               ----------   ----------    ----------    ----------
                                                    $            $             $             $

Retained earnings -- beginning of period          120,985       98,992       116,966        88,422
Net earnings (loss) for the period                 (2,713)       9,537         1,463        20,221
Premium on purchase for cancellation of
  common shares                                        --           --          (157)         (114)
Dividends paid                                         --           --        (3,006)       (3,006)
                                               ----------   ----------    ----------    ----------
RETAINED EARNINGS -- END OF PERIOD                118,272      105,523       118,272       105,523
                                               ==========   ==========    ==========    ==========

                                                     INTERTAPE POLYMER GROUP(TM)

2001 SECOND QUARTERLY REPORT                             CONSOLIDATED CASH FLOWS
                                                           AND RETAINED EARNINGS
                                                  (Unaudited/Using Canadian GAAP

FOR THE PERIOD ENDED JUNE 30,                         THREE MONTHS              SIX MONTHS
-----------------------------                  -----------------------    ------------------------
                                                  2001         2000          2001          2000
                                               ----------   ----------    ----------    ----------
                                                    $            $             $             $

OPERATING ACTIVITIES
Net earnings (loss) for the period                 (2,713)       9,537         1,463        20,221
Non-cash items
  Depreciation and amortization                     8,516        7,554        16,556        15,069
  Deferred income taxes (recovery)                   (192)       2,708            --         5,778
  Write-off of capital assets                          --           --            --         1,600
                                               ----------   ----------    ----------    ----------
CASH FROM OPERATIONS BEFORE FUNDING OF
  CHANGES IN NON-CASH WORKING CAPITAL ITEMS         5,611       19,799        18,019        42,668
                                               ----------   ----------    ----------    ----------
Changes in non-cash working capital items
  Trade and other receivables                      (7,860)      (1,623)       (1,927)      (21,470)
  Inventories and parts and supplies                4,980         (115)        4,453         1,557
  Prepaid expenses                                  1,224        1,723         1,007           223
  Accounts payable and accrued liabilities         10,928      (18,399)        6,499       (16,817)
                                               ----------   ----------    ----------    ----------
                                                    9,272      (18,414)       10,032       (36,507)
                                               ----------   ----------    ----------    ----------
CASH FLOWS FROM OPERATING ACTIVITIES               14,883        1,385        28,051         6,161
                                               ==========   ==========    ==========    ==========
INVESTING ACTIVITIES

Capital assets and construction in progress,
  net of investment tax credits                    (5,450)     (12,546)      (17,736)      (20,416)
Proceed on sale of capital assets                   8,000           --         8,000         4,254
Other assets                                         (750)        (866)       (1,980)       20,272
                                               ----------   ----------    ----------    ----------
CASH FLOWS FROM INVESTING ACTIVITIES                1,800      (13,412)      (11,716)        4,110
                                               ==========   ==========    ==========    ==========
FINANCING ACTIVITIES
Net change in bank indebtedness                    (8,819)      20,019        (6,216)       (1,539)
Repayment of long-term debt                        (8,425)          50        (8,972)         (787)
Issue of common shares                                839           43           853           125
Common shares purchased for cancellation               --           --          (923)         (254)
Dividends paid                                         --       (3,006)           --        (3,006)
                                               ----------   ----------    ----------    ----------
CASH FLOWS FROM FINANCING ACTIVITIES              (16,405)      17,106       (15,258)       (5,461)
                                               ==========   ==========    ==========    ==========
NET INCREASE IN CASH DURING THE PERIOD                278        5,079         1,077         4,810
Effect of foreign currency translation
  adjustments                                        (278)      (1,230)       (1,077)         (961)
                                               ----------   ----------    ----------    ----------
CASH POSITION, BEGINNING OF PERIOD                     --           --            --            --
                                               ==========   ==========    ==========    ==========
CASH POSITION, END OF PERIOD                           --        3,849            --         3,849
                                               ==========   ==========    ==========    ==========


                                                     INTERTAPE POLYMER GROUP(TM)

2001 SECOND QUARTERLY REPORT                          CONSOLIDATED BALANCE SHEET
                                                    In thousands of U.S. dollars
                                                (unaudited / Using Canadian GAAP

                                                           AS AT JUNE 30,      AS AT DECEMBER 31,
                                                         ------------------    ------------------
                                                           2001       2000            2000
                                                         -------    -------    ------------------
                                                          $          $                 $
ASSETS
Current assets
  Cash                                                         -      3,849               -
  Trade receivables                                      101,479    106,949          97,478
  Other receivables                                        9,425     15,055          11,659
  Inventories                                             83,333     84,799          89,264
  Parts and supplies                                      11,369     10,301          10,069
  Prepaid expenses                                         5,114      3,987           6,114
  Future income tax assets                                10,776     11,085          10,810
                                                         -------    -------         -------
                                                         221,496    236,025         225,394

Capital assets and construction in progress              373,287    352,488         374,753
Other assets                                               9,299      9,925          10,636
Goodwill, at amortized cost                              231,651    215,066         234,257
                                                         -------    -------         -------
TOTAL ASSETS                                             835,733    813,504         845,040
                                                         =======    =======         =======

LIABILITIES
Current liabilities
  Bank indebtedness                                      121,059     51,271         127,333
  Accounts payable and accrued liabilities                86,262     69,607          79,811
  Installments on long-term debt                           1,377     10,152           9,532
                                                         -------    -------         -------
                                                         208,698    131,030         216,676

Long-term debt                                           275,865    326,682         276,684
Other liabilities                                          4,500     14,697           4,500
Future income tax liabilities                             37,419     42,903          37,538
                                                         -------    -------         -------
TOTAL LIABILITIES                                        526,482    515,312         535,398
                                                         =======    =======         =======

SHAREHOLDERS' EQUITY
Capital stock and share purchase warrants                186,990    185,145         186,908
Retained earnings                                        118,272    105,523         116,966
Accumulated foreign currency translation adjustments       3,989      7,524           5,768
                                                         -------    -------         -------
TOTAL SHAREHOLDERS' EQUITY                               309,251    298,192         309,642
                                                         -------    -------         -------
TOTAL LIABILITY AND SHAREHOLDERS' EQUITY                 835,733    813,504         845,040
                                                         =======    =======         =======

                                                   [INTERTAPE POLYMER GROUP(TM)]

Second Quarterly Report 2001                       Notes to Financial Statements
                         In thousands of U.S. dollars; except per share amounts.
                                               (Unaudited) / Using Canadian GAAP


NOTE 1.
BASIS OF PRESENTATION

In the opinion of Management, the accompanying unaudited, interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Intertape Polymer Group Inc.'s (IPG) financial position for the three month and six month periods ended June 30, 2001 and 2000 and December 31, 2000 as well as its results of operations and its cash flow for the three month and six month periods ended June 30, 2001 and 2000.

While Management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with IPG's annual consolidated financial statements.

These unaudited interim consolidated financial statements and notes follow the same accounting policies as the most recent annual consolidated financial statements.


NOTE 2.
ACCOUNTING CHANGES

Effective December 1, 2000, IPG has adopted the Canadian Institute of Chartered Accountants recommendations related to the accounting for earnings per share. The recommendations require the application of the treasury stock method for the calculation of the dilutive effect of stock options and other dilutive securities. In accordance with the provisions of the new recommendations, IPG has restated the diluted earnings per share for comparative periods.

During the first quarter of 2001, IPG has adopted retroactively the Canadian Institute of Chartered Accountants recommendations on the presentation of the interim financial statements. The new recommendations require minimal disclosures including the basis of presentation. These new recommendations also require a comparative balance sheet established as of December 31st.


NOTE 3.
EARNINGS PER SHARE

The following table provides a reconciliation between basic and diluted earnings per share:

In Thousands of US Dollars
Earnings (loss) per Share

                                         THREE MONTHS              SIX MONTHS
                                      --------------------     -------------------
FOR THE PERIODS ENDED JUNE 30,         2001         2000        2001        2000
                                      -------      -------     -------     -------
                                          $            $           $           $
Net earnings (loss) applicable
  to common shares                     (2,713)       9,537       1,463      20,221
                                      -------      -------     -------     -------

Weighted average number of
  common shares outstanding            28,120       28,298      28,110      28,295
Effect of dilutive stock options
  and warrants(a)                        --            419         254         491
                                      -------      -------     -------     -------

Weighted average number
  of diluted common shares
  outstanding                          28,120       28,717      28,364      28,786
Basic earnings (loss) per share         (0.10)        0.34        0.05        0.72
Diluted earnings (loss) per share       (0.10)        0.33        0.05        0.70
                                      -------      -------     -------     -------

(a) Diluted earnings per share is calculated by adjusting outstanding shares, assuming any dilutive effects of stock options and warrants. For the three month period ended June 30, 2001, the effect of stock options and warrants were not included, as the effect would be anti-dilutive.


NOTE 4.
SEVERANCES

A further 8% reduction in the Company's overall workforce was implemented during June 2001. As at June 30, 2001, virtually all of the notifications had been given to employees and 88% of the reduction was effective. Of the total cost of the program, $2.0 million is charged to the three month period ended June 30, 2001 and $.69 million relates to the three month period ended March 31, 2001. As at June 30, 2001, a provision of $1.5 million in respect of a program of workforce reduction was reflected in the consolidated accounts payable and accrued liabilities.






                                                [intertape polymer groupTM logo]

Second Quarterly Report 2001                       Notes to Financial Statements
                         In thousands of U.S. dollars; except per share amounts.
                                               (Unaudited) / Using Canadian GAAP




NOTE 5.
BANK INDEBTEDNESS AND LONG-TERM-DEBT

During July, the Company accepted a term sheet provided by the Company's bankers. The term sheet provides for three facilities as follows:

o a $50.0 million revolving line of credit for a period of one year extendable annually at the option of the banks and, if not extended, converting to a one year term loan with a $50.0 million payment due at the expiration of the term;

o    a $40.0 million term loan repayable over six quarters ending December 31st
     2002;

o and a $60.0 million four year term loan with semi-annual payments commencing eighteen months after funding.

Proceeds of these three facilities will be used to repay all bank indebtedness outstanding at the time of closing, of approximately $121.0 million. Interest rates on the three facilities will initially be 395 bps over Libor, and will be adjusted downwards by as much as 300bps in the event certain financial thresholds are achieved. The Company currently pays 395 bps over Libor on most of its bank facilities. The term sheet contemplates that certain security will be granted to the Banks and the Senior Unsecured Noteholders. In the event that certain financial thresholds are achieved, the security will be released.


NOTE 6.
DIFFERENCES IN ACCOUNTING BETWEEN
THE UNITED STATES OF AMERICA AND CANADA

A) RE-PRICING OF STOCK OPTIONS

The re-pricing of stock options that occurred in January 2001 has resulted, under US GAAP, in variable plan accounting for the re-priced options. Under US GAAP, the Company would have recorded a non-cash charge of $2.6 million in the three month period ended June 30, 2001, which would have no tax consequence for the Company at this point, to reflect the changes in the market price of the common shares.

Accordingly, the Company's net loss, basic loss per share and diluted loss per share would have been increased by $2.6 million, $0.09 and $0.10 respectively for the three month period ended June 30, 2001 and net earnings, basic earnings per share and diluted earnings per share would have been reduced by $2.6 million, $0.09 and $0.09 respectively for the six months ended June 30, 2001 and there would be no impact for the three month and six month periods ended June 30, 2000.

B) NEW ACCOUNTING PRONOUNCEMENTS

Over the past several months, the Financial Accounting Standards Board approved the issuance of SFAS No. 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". The new standards require that all business combinations initiated after June 30, 2001 must be accounted for under the purchase method. In addition, all intangible assets acquired that are obtained through contractual or legal right, or are capable of being separately sold, transferred, licensed, rented or exchanged shall be recognized as an asset apart from goodwill. Goodwill and intangibles with indefinite lives will no longer be subject to amortization, but will be subject to at least an annual assessment for impairment by applying a fair value based test.

The Company will continue to amortize goodwill existing at June 30, 2001 under its current method until January 1, 2002. Thereafter, annual and quarterly goodwill amortization will no longer be recognized. The impact of this change cannot be determined with certainty at this time. By June 30, 2002, the Company will perform a transitional fair value based impairment test and if the fair value is less than the recorded value at January 1, 2002, the Company will recognize an impairment loss in the March 31, 2002 quarter, as a cumulative effect of a change in accounting principle.




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